

August 19, 2024

J. Bryant Kirkland III
Senior Vice President and Chief Financial Officer
Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, FL 33137

> **Re: Douglas Elliman Inc.**
> **Registration Statement on Form S-3**
> **Filed August 15, 2024**
> **File No. 333-281561**

Dear J. Bryant Kirkland III:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alan J. Fishman, Esq.